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Exhibit 12.2

Union Electric Company
Computation Of Ratio Of Earnings To Fixed Charges
(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30,
	2002	2003
Net Income	$158,329	$175,305
Add- Extraordinary items net of tax	—	—

Net income from continuing operations	158,329	175,305
Taxes based on income	83,328	99,524

Net income before income taxes	241,657	274,829

Add- fixed charges:
Interest on long term debt	48,721	47,044
Other interest	3,622	3,972
Rentals	1,294	1,382
Amortization of net debt premium, discount, expenses and losses	1,641	1,973

Total fixed charges	55,278	54,371

Earnings available for fixed charges	296,935	329,200

Ratio of earnings to fixed charges	5.37	6.05

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  Exhibit 12.2